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                              July 2, 2021

       Jide Zeitlin
       Co-Chief Executive Officer
       bleuacacia ltd
       c/o The Keffi Group Ltd
       500 Fifth Avenue
       New York, New York 10110

                                                        Re: bleuacacia ltd
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-257240

       Dear Mr. Zeitlin:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed June 21, 2021

       General

   1. We note that you have replaced the term "senior advisors" with the term "partners"
                                                        throughout the
prospectus; however, it does not appear the referenced individuals are party to a partnership
arrangement, necessitating the use of the term. If a partnership arrangement does exist,
please provide disclosure briefly explaining the arrangement and file any related
material agreements. In the event no partnership exists, please revise the term to more
appropriately characterize the relationship of the individuals with the company.
 Jide Zeitlin
FirstName   LastNameJide Zeitlin
bleuacacia ltd
Comapany
July 2, 2021Namebleuacacia ltd
July 2,2 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202)551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Valerie Ford Jacob, Esq.